

September 16, 2013

<u>Via E-Mail</u>
Johnie Yawn
President
HealthTalk Live, Inc.
1955 Baring Boulevard
Sparks, NV 89434

      Re: HealthTalk Live, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              File No. 333-189735
              Filed September 3, 2013

Dear Mr. Yawn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our comment letter dated July 26, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 regarding the exemptions under the Jumpstart Our Business Startups Act that are available to you as a smaller reporting company. Please revise to clarify that even if you are no longer an emerging growth company under the JOBS Act, you are permitted to use the scaled disclosure requirements for executive compensation and not be required to have an attestation of your internal controls over financial reporting as a smaller reporting company.

Summary Information, page 5

2.   Your revised disclosure made in response to prior comment 5 indicates that you have 675,000 unique visits as of June 30, 2013. Please revise pages 6 and 32 to clarify the beginning of the time period measured. For example, it is unclear whether you are

referring to 675,000 unique visits since inception through June 30, 2013.

Risk Factors, page 9

3.   In light of your new disclosure on page 49 that you may have to cease operations if Johnie and/or Vicki Yawn demand immediate repayment of their loans to you, please add a risk factor or explain to us why you believe it is not necessary.

Selling Shareholders, page 19

4.   In response to prior comment 10 you describe many of your selling shareholders as those who had "pre-existing relationships" with the company and "customer[s] from website prior to investment date." It appears that these transactions were conducted in reliance on Section 4(a)(2) of the Securities Act. Although we note your disclosure on page 56 that the distribution of these securities did not involve general solicitation or advertising and that these distributions were made only to investors who were sophisticated enough to evaluate the risks of the investments, it is unclear how you conducted your offering. Please explain the terms of the offering, who the securities were offered to, the number of offerees, and the methods the company employed to offer those securities.

Financial Statements

5.   We note in your response to prior comment 19 you indicate that the financial statements have been revised to reflect start-up expenditures as an expense. Tell us how you considered whether these revisions were a correction of an error. In this regard, tell us why you have not identified your financial statements as restated and why you have not included footnote disclosures regarding this restatement pursuant to ASC 250-10-50-7 through 50-10. In addition, tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

6.   We note that you are a development stage company. Please revise your Statements of Operations and Statements of Cash Flows to present cumulative-to-date financial information pursuant to ASC 915-225-45-1 and ASC 915-230-45-1. In addition, tell us whether the cumulative-to-date financial information was audited and if so, ensure that the report of your independent auditors is revised accordingly.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        Michael Williams, Esq.